                                                             EXHIBIT 2.1

                                                              APPENDIX A
                                                              ----------


                          Agreement and Plan of Merger


                                  by and among


                        Ground Round Restaurants, Inc.,


                                   GRR, Inc.


                                      and


                             GRR Acquisition Corp.


                                  dated as of


                                August 23, 1994

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER, dated as of August 23, 1994 ("Agreement" or "Merger Agreement"), by and among GRR, Inc., a Delaware corporation ("Parent"), GRR Acquisition Corp., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Ground Round Restaurants, Inc., a New York corporation (the "Company").

                                   ARTICLE I
                                   THE MERGER

         1.1     Merger.
                 ------

                 1.1.1 MERGER. Subject to the terms and conditions hereof and in accordance with the applicable provisions of the New York Business Corporation Law (the "NYBCL"), (a) Purchaser will be merged with and into the Company at the Effective Time (as defined in Section 1.1.2) and the separate corporate existence of Purchaser will thereupon cease (the "Merger") and (b) each of the Company and Parent will use its best efforts to cause the Merger to be consummated as soon as practicable after satisfaction, or waiver if permitted, of the conditions hereof.

                 1.1.2 EFFECTIVE TIME. As soon as practicable following fulfillment or waiver of the conditions specified in Article V, and provided that this Agreement has not been terminated pursuant to Section 6.1, the Company and Purchaser (the "Constituent Corporations") will cause a Certificate of Merger (the "Certificate of Merger") to be filed with the Secretary of State of the State of New York as provided in Section 904 of the NYBCL. The Merger will become effective at the time that the Certificate of Merger has been filed with the Secretary of State of the State of New York in accordance with Section 104 of the NYBCL (the "Effective Time").

                 1.1.3 EFFECT OF MERGER. The Company will be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), and the separate corporate existence of Purchaser will cease. The Certificate of Incorporation (the "Certificate") and the By-laws (the "By-laws") of the Company in effect at the Effective Time will be amended at the Effective Time by incorporating the language from Purchaser's certificate of incorporation and by-laws, which by-laws shall contain the provisions required by Section 4.6.1. The directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and unless the Company and Parent otherwise agree, the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation, from and after the Effective Time, to serve in accordance with the NYBCL and the terms of the Surviving Corporation's certificate of incorporation and by-laws. The consummation of the Merger will have the effects provided in the NYBCL with respect to mergers of two domestic corporations.

                 1.1.4 CONVERSION OF SHARES. At the Effective Time, (a) each then-outstanding share of Company common stock, par value $.16-2/3 per share (a "Share"), not owned by

Parent, Purchaser or any other direct or indirect subsidiary of Parent and other than any Shares held in the treasury of the Company and Dissenting Shares, as defined in Section 1.6, will be cancelled and retired and will be converted into a right only to receive in cash an amount per Share in U.S. dollars equal to nine dollars ($9.00) (the "Merger Price"), (b) each then-outstanding Share owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent will be cancelled and retired, and no payment will be made with respect thereto, (c) each Share issued and held in the Company's treasury will be cancelled and retired, and no payment will be made with respect thereto, and (d) each then-outstanding share of common stock of Purchaser will be converted into and become a share of common stock of the Surviving Corporation, which thereafter will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation.

         1.2 CONSUMMATION OF THE MERGER. The closing of the Merger (the "Closing") will take place (a) at the Boston offices of Nutter, McClennen & Fish as promptly as practicable after the later of (i) the day of (and immediately following) adoption and approval of this Agreement by the Company's shareholders and (ii) the day on which the last of the conditions set forth in
Article V hereof is satisfied or, if permitted, duly waived, or (b) at such other time and place and on such other date as Purchaser and the Company may agree.

         1.3 PAYMENT FOR SHARES. Purchaser will authorize the depositary for the Offer (or one or more commercial banks organized under the laws of the United States or any state thereof with capital, surplus and undivided profits of at least $100,000,000) to act as Paying Agent hereunder with respect to the Merger (the "Paying Agent"). Each holder (other than Parent, Purchaser or any other direct or indirect subsidiary of Parent) of a certificate or certificates which prior to the Effective Time represented outstanding Shares will be entitled to receive, upon surrender to the Paying Agent of such certificate or certificates for cancellation and subject to any required withholding of taxes, the aggregate amount of cash into which the Shares previously represented by such certificate or certificates will have been converted in the Merger. Immediately prior to the Closing, Parent and Purchaser will make available to the Paying Agent sufficient funds to make all payments pursuant to the immediately preceding sentence, and the Paying Agent shall certify to the Company receipt of such funds. Pending payment of such funds to the holders of Shares, such funds shall be held and invested by the Paying Agent as Parent directs. Any net profit resulting from, or interest or income produced by, such investments will be payable to the Surviving Corporation or Parent, as Parent directs. Parent will promptly replace any monies lost through any investment made pursuant to this Section 1.4. Following the Effective Time, each certificate which immediately prior to the Effective Time represented outstanding Shares (other than Dissenting Shares and Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent) will be deemed for all corporate purposes to evidence only the right to receive upon such surrender the aggregate amount of cash into which the Shares represented thereby will have been converted in the Merger as set forth in Section 1.1.4, subject to any required withholding of taxes. No interest will be paid on the cash payable upon the surrender of the certificates. Any cash delivered or made available to the Paying Agent pursuant to this Section 1.4 and not exchanged for certificates representing Shares within one hundred eighty (180) days after the Effective Time will be returned by the Paying Agent to the Surviving Corporation which thereafter will act as Paying Agent, subject to the rights of holders of unsurrendered certificates representing Shares under this Article I, and any former shareholders of the Company who have not theretofore complied with the instructions for exchanging their certificates representing Shares will thereafter look only to the Surviving Corporation for payment of their claim for the consideration set forth in Section 1.1, without any interest thereon, but will have no greater rights against the Surviving Corporation (or either Constituent Corporation) than may be accorded to general creditors thereof under applicable law. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto will be liable to a holder of Shares for any cash or interest thereon delivered to a public official pursuant to applicable abandoned property laws. Promptly after the Effective Time (but in any event no later than the next business day after the Effective Time), the Paying Agent will mail to each record holder of certificates which immediately prior to the Effective Time represented Shares (the "Certificates") a form of letter of transmittal (the "Transmittal Letter") and instructions for use thereof in surrendering such Certificates which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent in accordance with the terms of delivery specified in the Transmittal Letter and instructions for use thereof in surrendering such Certificates and receiving the Merger Price for each Share previously represented thereby.

         1.4 CLOSING OF THE COMPANY'S TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company will be closed and no transfer of Shares will thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they will be cancelled, retired and exchanged for cash as provided in Section 1.3, subject to applicable law in the case of Dissenting Shares.

         1.5 STOCK OPTIONS AND RELATED MATTERS. Immediately prior to the Effective Time, each outstanding stock option (a "Company Option") granted under the Company's 1989 Stock Option Plan or 1992 Equity Incentive Plan (collectively referred to as the "Option Plans"), whether or not then exercisable, shall be cancelled by the Company and each holder of a cancelled Company Option shall be entitled to receive from the Company, in cancellation and settlement of the Company Option, an amount equal to the product of (i) the number of Shares previously subject to the Company Option and (ii) the excess, if any, of the Merger Price over the exercise price per Share previously subject to the Company Option (the "Option Consideration"). Unless on at least five (5) business days' advance notice Purchaser requests and the holder of a Company Option agrees for no consideration to either amend or terminate such Company Option effective as of the Effective Time, as of the Effective Time, each holder of a Company Option will be entitled to receive only an amount equal to the applicable Option Consideration.

         1.6 DISSENTERS' RIGHTS. Notwithstanding anything in this Agreement seemingly to the contrary, any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders of the Company who have not voted such Shares in favor of the adoption of this Agreement and who have delivered a written demand for the payment of the fair cash value of such Shares in the manner provided in
Section 623 of the NYBCL ("Dissenting Shares") will not be converted as described in Section 1.1.4 but will thereafter constitute only the right to receive payment of the fair cash value of such Shares in accordance with the provisions of Section 623 of the NYBCL; PROVIDED, HOWEVER, that (i) if any holder of Dissenting Shares subsequently withdraws such holder's demand for payment of the fair cash value of such Shares, (ii) if any holder fails to comply with such Section 623, or (iii) if the Surviving Corporation and any holder of Dissenting Shares have not come to an agreement as to the fair cash value of such holder's Dissenting Shares, and neither such holder of Dissenting Shares nor the Surviving Corporation has filed or joined in a petition demanding a determination of the value of all Dissenting Shares within the period provided in Section 623 of the NYBCL, the right of each such holder to receive such fair cash value will terminate, and upon the expiration of the rights of such holder pursuant to Section 623 of the NYBCL, such Shares will thereupon be deemed to have been extinguished and to have been converted, as of the Effective Time, into the right to receive the Merger Price, without interest. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid by the Surviving Corporation as provided in this Agreement and will have only such rights as are provided by
Section 623 of the NYBCL with respect to such Shares. Notwithstanding anything in this Agreement to the contrary, if Parent or Purchaser abandons or is finally enjoined or prevented from carrying out this Agreement, the right of each holder of Dissenting Shares to receive the fair cash value of such Dissenting Shares in accordance with Section 623 of the NYBCL will terminate, effective as of the time of such abandonment, injunction, prevention or rescission.

                                   ARTICLE II
             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

         Parent and Purchaser hereby jointly and severally represent and warrant to the Company that:

         2.1 ORGANIZATION. Parent is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Parent is the sole legal and beneficial owner of all of the outstanding capital stock of Purchaser.

         2.2 AUTHORITY. Each of Parent and Purchaser has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by each of the Boards of Directors of Parent and Purchaser and by Parent as the sole shareholder of Purchaser and no other proceedings on the part of Parent or Purchaser are necessary to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by each of Parent and Purchaser and constitutes a valid and binding obligation of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms.

         2.3 MERGER PROXY STATEMENT. None of the information supplied in writing by Parent, Purchaser or any other affiliate of Purchaser expressly for inclusion in any proxy or information statement of the Company required to be mailed to the Company's shareholders in connection with the Merger (the "Merger Proxy Statement"), or in any amendments or supplements thereto, will, at the time of (a) the first mailing thereof and (b) the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         2.4 FEES. Neither Parent nor Purchaser nor any other direct or indirect subsidiary of Parent has paid or become obligated to pay any fee or commission to any broker or finder in connection with the transactions contemplated hereby.

         2.5 CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the transactions contemplated hereby will (a) conflict with, or result in any breach or violation of, any provision of their respective certificates of incorporation or by-laws (or comparable governing instruments), or (b) violate, conflict with, breach, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of Parent or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any such subsidiary is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, that, individually or in the aggregate, will not have a material adverse effect on the business or financial condition of Parent and its subsidiaries, taken as a whole, or (c) require any consent, approval, authorization or permit of or from, or filing with or notification to, any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign ("Governmental Entity"), except (i) pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), (ii) filing the Certificate of Merger, (iii) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or (iv) consents, approvals, authorizations, permits, filings or notifications which, if not obtained or made, will not have a material adverse effect, individually or in the aggregate, on the business or financial condition of Parent and its subsidiaries, taken as a whole.

         2.6 FINANCING. The letter from Bear Stearns & Co. Inc. ("Bear Stearns") dated August 22, 1994 and set forth as SCHEDULE 2.6(A) (the "Bear Stearns Letter") regarding (i) up to one hundred million dollars ($100,000,000) of senior unsecured notes (the "Senior Note Financing") and (ii) up to forty million dollars ($40,000,000) of subordinated discount notes (the "Discount Note Letter" and "Discount Note Financing") has not been withdrawn, amended, modified or qualified as of the date hereof. The letter from 399 Ventures, Inc. dated August 22, 1994 and set forth as SCHEDULE 2.6(B) (the "399 Ventures Letter") regarding certain equity and subordinated debt financing (the "Parent Financing") has not been withdrawn, amended, modified or qualified as of the date hereof.

                                  ARTICLE III
                REPRESENTATIONS AND WARRANTIES OF  THE  COMPANY

         The Company hereby represents and warrants to each of Parent and Purchaser that, except as otherwise disclosed to Parent and Purchaser prior to the execution hereof:

         3.1 CORPORATE ORGANIZATION. The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and is in good standing as a foreign corporation in each jurisdiction where failure to so qualify or be in good standing is reasonably likely to have a material adverse effect on the business or financial condition of the Company and its subsidiaries, taken as a whole. The Company and each of its subsidiaries has the requisite corporate power to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted. The subsidiaries listed on SCHEDULE 3.1 are all of the subsidiaries of the Company, and each subsidiary listed on SCHEDULE 3.1 is a direct or indirect wholly owned subsidiary of the Company. The Company has filed with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act true and correct copies of its Certificate and By-laws, as amended to the date hereof. The Company's Certificate and By-laws as so filed are in full force and effect.

         3.2 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of (i) 35,000,000 Shares and (ii) 30,000 shares of Cumulative Preferred Stock, par value $100 per share ("Preferred Shares"). As of the close of business on the date hereof, (a) 11,113,269 Shares were issued and outstanding, (b) no Preferred Shares were issued and outstanding and
(c) Company Options to purchase an aggregate of 628,461 Shares were outstanding pursuant to the Option Plans. All issued and outstanding Shares are validly issued, fully paid and nonassessable and are not subject to preemptive rights. Since the close of business on the date hereof, the Company has not issued any additional Shares or any Preferred Shares other than pursuant to the exercise of Company Options, has not granted any additional Company Options, and has not modified outstanding Company Options, except as expressly contemplated in this Agreement. As of the date hereof, except for Shares and Preferred Shares, there are no shares of capital stock of the Company authorized, issued or outstanding, and except for the Company Options, there are no outstanding subscriptions, options, warrants, puts, calls, rights, convertible securities, exchangeable securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or obligating the Company to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment, except as disclosed on SCHEDULE 3.2. There are no voting trusts or other agreements or understandings to which the Company or, to best of the Company's knowledge, any other person is a party with respect to the voting of the capital stock of the Company, except as disclosed on SCHEDULE 3.2. There are no stock appreciation rights, phantom stock or other similar arrangements or understandings to which the Company is a party.

         3.3 AUTHORITY. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, except for any required vote of the Company's shareholders, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions so contemplated, subject to the extent required with respect to the consummation of the Merger, to the adoption and approval of this Agreement by the shareholders of the Company. This Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of, the Company, enforceable against the Company in accordance with its terms.

         3.4 CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution, delivery nor performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with, violate, result in any breach, termination, acceleration or violation of any obligation under, or constitute a default under, any provision of the Certificate or By-laws, or (b) violate, conflict with, breach, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances that, individually or in the aggregate, will not have a material adverse effect on the business or financial condition of the Company and its subsidiaries, taken as a whole, or that are described on SCHEDULE 3.4, or (c) require any consent, waiver, approval, authorization or permit of or from, or filing with or notification to, any Governmental Entity, except (i) pursuant to the Exchange Act, (ii) filing the Certificate of Merger, (iii) filings under the HSR Act, (iv) consents, approvals, waivers, authorizations, permits, filings or notifications which, if not obtained or made will not have a material adverse effect, individually or in the aggregate, on the business or financial condition of the Company and its subsidiaries, taken as a whole, or
(v) as disclosed on SCHEDULE 3.4 hereto.

         3.5 COMMISSION FILINGS AND FINANCIAL STATEMENTS. The Company has heretofore filed all reports, registration statements and other documents including, without limitation, any financial statements and schedules included therein, with the Commission required to be filed with the Commission under the rules and regulations of the Commission since September 29, 1991 (the "SEC Documents"). The SEC Documents (a) did not (as of their respective filing dates) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as applicable. The audited and unaudited consolidated financial statements, together with the notes thereto, of the Company included (or incorporated by reference) in the SEC Documents complied in all material respects with Commission requirements as of the respective dates thereof and fairly presented the financial position of the Company and its consolidated subsidiaries, in each case as of the dates thereof, and the results of their operations and changes in financial position for the periods then ended in accordance with, and have been prepared in accordance with, generally accepted accounting principles applied on a consistent basis (except as stated in such financial statements), subject, in the case of the unaudited financial statements, to year-end adjustments and to the disclaimers contained in footnote 1 to the financial statements contained in the Company's Quarterly Reports on Form 10-Q previously filed with the Commission.

         3.6 GOVERNMENTAL AUTHORIZATIONS. The Company and each of its subsidiaries has all licenses, permits, approvals, and other authorizations (collectively, "Governmental Authorizations") from all Governmental Entities as are necessary for the conduct of its business and operations, except for Governmental Authorizations where the failure to obtain such would not have a material adverse effect, either individually or in the aggregate, on the Company's consolidated financial condition or business, and all Governmental Authorizations which the Company or any of its subsidiaries has are in full force and effect and are not subject to any material condition, qualification or limitation. Neither the Company nor any of its subsidiaries has received any notification from any agency, department or instrumentality (or the staff thereof) of any Governmental Entity asserting noncompliance in any material respect with any of the laws, rules, regulations or orders that such governmental authority enforces or threatening to revoke any Governmental Authorization.

         3.7 OWNED REAL ESTATE. Except as disclosed in the SEC Documents filed prior to the date of this Agreement, the Company or one of its subsidiaries has good, clear and marketable title to all the properties and assets either reflected in the latest audited balance sheet included in such SEC Documents as being owned by the Company or one of its subsidiaries or acquired after the date thereof, which are material to the Company's business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except
(i) as set forth on SCHEDULE 3.7, (ii) statutory liens securing payments not yet due and (iii) such imperfections or irregularities in title or such claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially affect the Company's business operations at such properties.

         3.8     REAL ESTATE LEASES.  SCHEDULE 3.8 hereof sets forth a list of
(a) all leases and subleases under which the Company or its subsidiaries is lessor or lessee of any real property together with all amendments, supplements, nondisturbance agreements and other agreements that are in effect as of the date of this Agreement; (b) all material options held by the Company or its subsidiaries or contractual obligations on the part of the Company or its subsidiaries to purchase or acquire any interest in real property; and (c) all options granted by the Company or its subsidiaries or contractual obligations on the part of the Company or its subsidiaries to sell or dispose of any material interest in real property. There exists no default or event of default, violation, occurrence, condition or act on the part of the Company or any subsidiary, or, to the best knowledge of the Company, on the part of any other party thereto, which, with or without the giving of notice or lapse of time or both, would have a material adverse effect upon the condition (financial or otherwise), properties, assets, business, results of operations or prospects of the Company and its subsidiaries, taken as a whole. The Company has not granted any liens on any of the leasehold interests set forth on SCHEDULE 3.8 except for (i) liens reflected in the balance sheet included in the July 3, 1994 Form 10-Q, (ii) liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property which do not materially detract from the value of, or materially impair the use of, such property by the Company or its subsidiaries in the operation of their respective businesses, (iii) liens for current taxes, assessments or governmental charges or levies on property not yet delinquent,
(iv) statutory liens securing payments not yet due and (v) liens which do not materially affect the operation of the business of the Company and any subsidiaries, taken as a whole, or as may be set forth on SCHEDULE 3.8.

         3.9 COMPLIANCE WITH LAWS. The Company and its subsidiaries have complied with and are not in violation of applicable federal, state or local statutes, laws and regulations, including, without limitation, any applicable building, zoning, health, sanitation, safety, labor relations or other law, ordinance or regulation, other than violations, if any, which would not have a material adverse effect on the condition (financial or otherwise), properties, assets, business, results of operations or prospects of the Company and its subsidiaries, taken as a whole. Neither the Company nor any subsidiary has failed to obtain any license, permit, franchise or other governmental authorization which is applicable to its respective operations, except for licenses, permits, franchises or other governmental authorizations the failure of which to obtain would not have a material adverse effect on the condition (financial or otherwise), properties, assets, business, results of operation or prospects of the Company and its subsidiaries, taken as a whole.

         3.10 ENVIRONMENTAL PROTECTION. There are no pending or, to the best knowledge of the Company, threatened, actions or claims against the Company or any of its current or, to the best knowledge of the Company, former subsidiaries arising out of the presence or release into the environment of any chemicals, pollutants or contaminants related to the operations of the Company or its current or former subsidiaries or arising in connection with any of the properties owned by them or as to which the Company or any subsidiary or former subsidiary of the Company is or could be a potentially responsible party under applicable law, except for such matters which would not have a material adverse effect on the condition (financial or otherwise), properties, assets, business, results of operation or prospects of the Company and its subsidiaries, taken as a whole.

         3.11 NO UNDISCLOSED LIABILITIES. There is no liability or obligation of the Company or any subsidiary of any nature, whether absolute, accrued, contingent or otherwise, which, individually or in the aggregate, is material to the Company and its subsidiaries, taken as a whole, other than (i) the liabilities and obligations reflected on the balance sheet contained in the July 3, 1994 Form 10-Q and (ii) all liabilities and obligations of the Company incurred since July 3, 1994 in the ordinary course of business. There is no prepayment premium with respect to any of the Company's outstanding indebtedness for borrowed money.

         3.12 FEES. Except as described on SCHEDULE 3.12 hereto, neither the Company nor any of its subsidiaries has paid or become obligated to pay any fee or commission to any broker or finder in connection with the transactions contemplated hereby.

         3.13 ABSENCE OF MATERIAL ADVERSE CHANGES. Since July 3, 1994, neither the Company nor any of its subsidiaries has undergone or suffered any changes in its condition (financial or otherwise), properties, assets, business, results of operations or prospects which have been, or may reasonably be anticipated to be, individually or in the aggregate, adverse to the Company, except for such changes which, individually or in the aggregate, would not have a material adverse effect on the condition (financial or otherwise), properties, assets, business or results of operation of the Company and its subsidiaries, taken as a whole.

         3.14 FAIRNESS OPINION. The Board of Directors of the Company has received an opinion from Smith Barney Inc. ("Smith Barney") to the effect that, as of the date hereof, the Merger Price is fair, from a financial point of view, to the holders of the Shares (the "Fairness Opinion").

         3.15 SHAREHOLDER AGREEMENT. A majority of the members of the Company's Board of Directors that have not been designated by HM Holdings, Inc. ("HMH") have taken all action necessary to approve, including in accordance with Section 3.2(b) of that certain Stockholder Agreement between HMH and the Company dated as of August 1, 1991, (i) HMH's grant of an option and irrevocable proxy to Parent and Purchaser pursuant to that Shareholder Agreement by and among Parent, Purchaser and HMH dated as of the date hereof and as set forth as SCHEDULE 3.15 (the "Shareholder Agreement") and (ii) the performance by HMH of its obligations under the terms and conditions of the Shareholder Agreement in effect as of the date hereof.

                                   ARTICLE IV
                                   COVENANTS

         4.1 CONDUCT OF THE BUSINESS OF THE COMPANY PRIOR TO THE EFFECTIVE TIME. The Company agrees that, prior to the Effective Time and except as described on SCHEDULE 4.1, otherwise consented to or approved in writing by Purchaser or expressly permitted by this Agreement:

                         (a)  the businesses of the Company and its
         subsidiaries shall be conducted in all material respects only in, the Company and its subsidiaries shall not take any action except in, and the Company and its subsidiaries shall maintain their facilities in, the ordinary course of business and consistent with immediate past practice;

                         (b) the Company shall not (i) amend its Certificate or By-Laws, (ii) issue or sell any securities (including any options, warrants, convertible or exchangeable securities, stock appreciation rights, phantom stock or similar rights) or otherwise change the number of authorized, issued or outstanding shares of its capital stock other than the issuance of Shares upon exercise of any Company Options, (iii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or make any direct or indirect redemption, retirement, purchase or other acquisition of any shares of capital stock or options issued by, the Company (except as contemplated by Section 1.5); or (iv) enter into any arrangement or contract with respect to the purchase or voting of shares of its capital stock, or adjust, split, combine or reclassify any of its capital stock or other securities;

                         (c) the Company shall, and shall cause each of its subsidiaries to, (i) use its best efforts to preserve intact its business organization and operations, keep available the services of its operating personnel, and preserve the goodwill of those having business relationships with each of them, (ii) make whatever repairs and maintenance that may be necessary to maintain their properties in substantially their present condition and (iii) conduct relations with its employees, including, without limitation, termination and hiring practices, only in the ordinary course of business and consistent in all material respects with immediate past practice; PROVIDED, however, that any inability of the Company or any of its subsidiaries to keep available the services of such operating personnel or to maintain any such business relationship despite its aforesaid best efforts to do so shall not constitute a breach of this Section 4.1(c);

                         (d) the Company or any of its subsidiaries will not, directly or indirectly, (i) increase the compensation payable or to become payable by it to any of its officers, directors or employees (except increases for non-officer employees in the ordinary course of business consistent in all material respects with immediate past practice or as required by collective bargaining agreements), (ii) make any payment or provision (except as required by existing plans or agreements, disclosed on SCHEDULE 4.1(d) or contemplated by Section 1.5) with respect to, or adopt or amend, any bonus, profit sharing, pension, retirement, severance (including "golden parachutes"), deferred compensation, employment or other payment plan, agreement or arrangement for the benefit of employees of the Company or any of its subsidiaries, (iii) grant any stock options or stock appreciation rights, (iv) enter into or amend any employment or consulting agreement, except that nothing contained in this clause (iv) shall prohibit the Company from terminating a consulting agreement with any person who is not a senior management employee of the Company, (v) make any loan or advance to, or enter into any written contract, lease or commitment with, any officer or director of the Company or its subsidiaries, other than routine advances to employees in the ordinary course of business and consistent in all material respects with immediate past practice, (vi) encumber or pledge any of the respective assets of the Company or any of the subsidiaries, or make any acquisition of assets or securities, except in the ordinary course of business and consistent in all material respects with immediate past practice, (vii) incur any long-term or short-term debt for borrowed money from any bank or lending institution, except pursuant to existing credit agreements in the ordinary course of business and consistent in all material respects with immediate past practice,
         (viii) assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, firm or corporation or make any loans or advances to any individual, firm or corporation, except in the ordinary course of business and consistent in all material respects with immediate past practice, (ix) enter into any contract or agreement or effect any transaction or commitment relating to the assets or business (including the acquisition or disposition of any substantial assets) of the Company or relinquish any contract or other right which, in each case, is material to the Company, other than the transactions, commitments and relinquishments disclosed on SCHEDULE
         4.1 or contemplated by this Agreement, (x) enter into any material new leases for real property or terminate any of the lease agreements identified on SCHEDULE 3.8 except in the ordinary course of business and consistent in all material respects with immediate past practice or (xi) make any loan, or make any distribution or other transfer of assets to or from the Company or any of its subsidiaries from or to any shareholder or Affiliate (which term for purposes of this Agreement shall have the meaning set forth in Rule 405 of the Commission promulgated under the Securities Act) of the Company or of any subsidiary, except for any distribution or transfer to or from the Company or any of its wholly owned subsidiaries from or to any wholly owned subsidiary;

                         (e) the Company shall use its best efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage substantially similar to the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; or

                         (f) authorize or enter into an agreement to do any of the things not permitted under this Section 4.1.

         Notwithstanding the foregoing, the Company may incur costs, expenses, obligations or liabilities in connection with any Qualifying Acquisition Proposal (as defined in Section 4.9) including, without limitation, costs, expenses, obligations or liabilities incurred in the prosecution of, or defense against, any cause of action related thereto or any costs, expenses, obligations or liabilities incurred from activities permitted by Section 4.9.

         4.2 ACCESS AND INFORMATION. The Company will afford to Parent and its agents, accountants, representatives and representatives of its potential financing sources such access during normal business hours throughout the period prior to the Effective Time to the Company's properties, contracts, commitments, books, records, personnel and to such other information concerning
its business as Parent reasonably requests.   Parent shall, and shall cause
each of its agents, accountants and representatives of its potential financing sources to, hold in confidence all such non-public information in accordance with the provisions of the Letter Agreement between Smith Barney Inc., as agent for the Company, and Parent, dated June 21, 1994 (the "Letter Agreement"), and if this Agreement is terminated, Parent and its agents, accountants and representatives of its potential financing sources shall redeliver or otherwise provide for all such information and other materials as required pursuant to the Letter Agreement.

         4.3 CERTAIN FILINGS, CONSENTS AND ARRANGEMENTS. Parent, Purchaser and the Company will (a) promptly, but in any event within fifteen (15) days, make their respective filings, and will thereafter use their best efforts promptly to make any required submissions, under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement and (b) cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other federal, state or foreign law or regulation and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, approvals, permits or authorizations.

         4.4 ACTIONS OF DIRECTORS AND SHAREHOLDERS. The Company shall take all action necessary in accordance with the NYBCL and its Certificate and By-Laws to convene promptly a special meeting of its shareholders (the "Special Meeting") to consider and vote upon this Agreement and the Merger, subject to the exercise by the Board of Directors of the Company of its fiduciary duties consistent with the provisions of Section 4.9. The Merger Proxy Statement shall contain the recommendation of the Board of Directors of the Company in favor of the Merger and the adoption and approval of this Agreement, subject to the Board of Directors' exercise of its fiduciary duties consistent with the provisions of Section 4.9. The Company shall, if and to the extent requested by Purchaser, use all reasonable efforts to solicit from shareholders of the Company proxies in favor of such adoption and approval and shall take any other reasonable action. The Company shall use its best efforts to take all action necessary for the Merger not to be subject to any state anti-takeover statute. At the Special Meeting, all of the Shares then owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent, if any, will be voted in favor of adoption of this Agreement.

         4.5 MERGER PROXY STATEMENT. The Company shall use all reasonable efforts to prepare and file with the Commission as promptly as practicable, and in any event within fifteen (15) business days after the date of this Agreement, and have cleared by the Commission and promptly thereafter mail to its shareholders the Merger Proxy Statement, which shall include, subject to the exercise by the Board of Directors of the Company of its fiduciary duties consistent with the provisions of Section 4.9, a recommendation by the Board of Directors that the Company's shareholders adopt and approve this Agreement and which shall include all information required under applicable laws to be furnished to the stockholders of the Company in connection with the transactions contemplated hereby, shall comply as to form in all material respects with all applicable requirements of federal securities laws and shall be in form reasonably satisfactory to Purchaser and its counsel. The Company shall request Smith Barney to prepare and, subject to Smith Barney's consent, shall include in the Merger Proxy Statement a letter from Smith Barney, dated the date of the Merger Proxy Statement, confirming its Fairness Opinion. The Merger Proxy Statement shall include all information and statements which the Company or the Purchaser reasonably believes to be necessary for inclusion therein but shall not, in the reasonable opinion of the Company or the Purchaser, include any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company shall notify Purchaser promptly of the receipt by it of any comments of the Commission and of any requests for supplements to the Merger Proxy Statement and will supply Purchaser with copies of all correspondence between it and its representatives, on the one hand, and the Commission or the members of its staff, on the other hand, with respect to the Merger Proxy Statement. The Company shall use its best efforts to obtain and furnish the information required to be included in the Merger Proxy Statement, and the Company, after consultation with Purchaser, shall use its best efforts to respond promptly to any comments made by the Commission with respect to the Merger Proxy Statement and any preliminary version thereof. Parent, Purchaser and the Company will cooperate with each other in the preparation of the Merger Proxy Statement; without limiting the generality of the foregoing, Parent and Purchaser will furnish to the Company in writing the information relating to Parent and Purchaser required by the Exchange Act to be set forth in the Merger Proxy Statement.

         4.6     Indemnification and Insurance.
                 -----------------------------

                 4.6.1 BY-LAWS. The by-laws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in Article Ninth of the Certificate and Article XI of the By-laws, as in effect on the date hereof, which provisions will not be amended for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any person who, immediately prior to the Effective Time, is a current or former director, officer, employee or agent of the Company, except if such amendment is required by law.

                 4.6.2 PARENT INDEMNITY. From and after the Effective Time, Parent shall indemnify, defend and hold harmless each person who, immediately prior to the Effective Time, is a current or former officer or director of the Company or any of its subsidiaries or who prior to the Effective Time acted as a fiduciary under any employee benefit plan (each an "Indemnified Party") against all losses, claims, damages or liabilities arising out of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted under the NYBCL and the Certificate or By-laws (to the extent consistent with applicable law), including, without limitation, provisions relating to advances of expenses incurred in the defense of any action or suit; PROVIDED, HOWEVER, that such Indemnified Parties as a group may retain only one law firm to represent them in any jurisdiction with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issues between the positions of any two or more Indemnified Parties. Without limiting the foregoing, Parent shall periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the Indemnified Party to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

                 4.6.3 INSURANCE. Prior to the Effective Time, Parent or Purchaser shall have purchased a noncancellable run-off policy for officers' and directors' liability insurance (the "D&O Policy") providing such coverage for persons who, immediately prior to the Effective Time, were current or former directors or officers of the Company, which insurance shall commence as of, and continue for a period of six years after, the Effective Time and shall be no less favorable in scope and amount of coverage than the Company's existing officers' and directors' liability insurance and provided by an insurer of no lesser financial standing than the Company's existing insurer; PROVIDED, HOWEVER, that Parent and Purchaser shall have no obligation under this Section to pay more than two hundred twenty-five thousand dollars ($225,000) (the "D&O Limit"), and PROVIDED FURTHER that if the cost of the D&O Policy exceeds the D&O Limit, the Company will be entitled to modify, in its sole discretion, the terms and conditions of the D&O Policy such that the cost of the D&O Policy does not exceed the D&O Limit.

                 4.6.4 DETERMINATION. Any determination which is required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under New York law, the Certificate or the By-laws and any decision which is made as to the necessity for such determination shall be made by independent counsel approved by the Indemnified Party; PROVIDED, HOWEVER, that the Indemnified Parties as a group shall designate one independent counsel with respect to each such matter. The fees and expenses of such counsel will be paid by Parent or the Surviving Corporation promptly after the submission of invoices by such counsel in accordance with its standard practices.

         4.7 EMPLOYEE BENEFIT MATTERS. (a) Parent will provide, or cause the Surviving Corporation to provide, employees of the Company with pension, health, medical, disability, life insurance, severance and other similar employee benefits under employee benefit plans (as such term is defined under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), immediately following the Effective Time, which are competitive with industry practice. Notwithstanding the foregoing, except as otherwise expressly contemplated by this Agreement, nothing herein shall require the Surviving Corporation to maintain any particular plan or arrangement following the Effective Time or shall be construed to obligate Parent or the Surviving Corporation to issue to employees of the Company, or adopt any plans or arrangements to provide for the issuance of, any shares of its capital stock or any options, warrants, stock appreciation rights or other rights in respect of any shares of its capital stock or any securities convertible into or exchangeable for such shares.

                         (b)  From and after the Effective Time, Parent agrees
to cause the Surviving Corporation to honor in accordance with the terms thereof the employment, severance, consulting, retirement and deferred compensation agreements or arrangements existing on the date hereof to which the Company or any subsidiary is a party, including, without limitation, the Company's non-qualified deferred compensation plan and its non-qualified retirement plan. Prior to the Effective Time, Parent agrees not to take or to permit Purchaser or any other affiliate of Parent to take any action inconsistent with the immediately preceding sentence.

                         (c)  The Company will terminate or amend, in a manner
satisfactory to Parent and certain holders of Company Option, the Company Options held by such persons; PROVIDED, HOWEVER, that such termination or amendment will take effect immediately prior to Effective Time. The Company agrees to take all action necessary to fully vest the restricted stock held by the Company's Chief Executive Officer and all Company Options issued and outstanding as of the date hereof, in each case effective no later than immediately prior to the Effective Time.

         4.8 ADDITIONAL AGREEMENTS. Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its best efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including, but not limited to, (i) the obtaining of all necessary actions or inactions, waivers, consents and approvals from the applicable Governmental Entities and the making of all necessary registrations and filings, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement and any agreements entered into between the parties pursuant to this Agreement. If, at any time after the Effective Time, the Surviving Corporation considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

         4.9 NO SOLICITATION. The Company shall immediately cease, and cause each of its, and its subsidiaries', representatives, agents and advisors to terminate, any existing activities, discussions or negotiations previously conducted with any parties other than Parent and Purchaser with respect to any Alternative Transaction (as defined in Section 6.10); and the Company shall not, and shall cause each of its, and its subsidiaries', officers, directors, representatives, agents and advisors not to, solicit or encourage inquiries or proposals with respect to, or furnish any non-public information relating to or participate in any negotiations or discussions concerning, any proposal regarding an acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, the Company or any of its subsidiaries or any merger or other business combination with the Company or any of its subsidiaries or any recapitalization involving the Company or any of its subsidiaries resulting in an extraordinary dividend or distribution to the Company's shareholders or a self-tender for or the redemption of some or all of the Shares (hereinafter collectively referred to as an "Acquisition Proposal") other than as contemplated by this Section 4.9. Notwithstanding the immediately preceding sentence, neither the Company nor its Board of Directors shall be prohibited from (i) engaging in discussions or negotiations with a third party which has made in writing a bona fide Acquisition Proposal which satisfies the conditions set forth in the proviso of this sentence (a "Qualifying Acquisition Proposal") and thereafter providing to such third party information previously provided or made available to Parent, provided the third party shall have entered into a confidentiality agreement substantially similar to the Letter Agreement, (ii) following receipt of a Qualifying Acquisition Proposal, taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure of the Qualifying Acquisition Proposal to its shareholders or (iii) following receipt of a Qualifying Acquisition Proposal, withdrawing its recommendation referred to in Section 4.4 or adjourning or otherwise postponing the Special Meeting; PROVIDED, HOWEVER, that the Company shall engage, and shall permit its, and its subsidiaries', officers, directors, representatives, agents and advisors to engage, in any of the activities referred to in clauses
(i) through (iii) of this sentence only to the extent that the Board of Directors of the Company (or an authorized committee thereof) shall have determined in good faith that such action is required under the fiduciary duties owed by the Board of Directors of the Company to the shareholders of the Company on the basis of a written opinion from the Company's counsel and a written analysis of the Acquisition Proposal by its financial advisor Smith Barney which analysis shall include a comparison of the financial terms of such Acquisition Proposal and the transactions contemplated in this Agreement. The Company shall notify Parent promptly if any Acquisition Proposal is received by, or any such negotiations or discussions are sought to be initiated with, the Company or any of its subsidiaries regarding an Acquisition Proposal and shall disclose to Parent the identity of the third party making such Acquisition Proposal and the terms and conditions thereof.

         4.10 FINANCING. Parent and Purchaser shall each use its best efforts to obtain within ten (10) business days after the date of this Agreement a commitment letter from Chemical Bank, N.A. or other lender reasonably satisfactory to Parent (the "Revolving Credit Facility Letter") regarding between twenty million dollars ($20,000,000) to twenty-five million dollars ($25,000,000) under a revolving credit facility (the "Revolving Credit Facility" and together with the Senior Note Financing, the Discount Note Financing and the Parent Financing, the "Financing"). Parent and Purchaser shall each use its best efforts to complete the negotiation of definitive agreements (collectively, the "Definitive Financing Agreements") relating to the Financing and containing customary terms and conditions; and Parent or Purchaser shall deliver to the Company copies of such agreements promptly after they have been executed. In the event that Parent or Purchaser learns that any portion of the financing to be made available by any party which has committed to provide financing to Parent or Purchaser becomes unavailable or is likely to become unavailable, regardless of the reason therefor, Parent and Purchaser will each as promptly as practicable so notify the Company in writing and will use its best efforts to obtain alternative financing from other sources. Each of Parent and Purchaser shall use its best efforts to satisfy, as promptly as practicable, all requirements of its agreements relating to the Financing that are conditions to consummating the Financing and to drawing down the cash proceeds thereunder. The Company covenants and agrees to cooperate with Parent and Purchaser in negotiating (to the extent requested by Parent and Purchaser) the Definitive Financing Agreements and in furnishing all information reasonably required in connection with the negotiation and implementation thereof.

         4.11 NOTICE OF ADVERSE CHANGES. The Company will promptly advise Parent and Purchaser in writing, and keep Parent and Purchaser fully informed, of (i) any inability or perceived inability by the Company to perform or comply with the terms or conditions of this Agreement or (ii) any event which may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article V not being satisfied, or in a violation of any provision of this Agreement.

         4.12 PUBLICITY. The initial press release announcing this Agreement will be a joint press release substantially in the form set forth on
SCHEDULE 4.12, and thereafter the Company and Parent will consult with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any Governmental Entity or with any national securities exchange with respect thereto.

                                   ARTICLE V
                                   CONDITIONS

         5.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of the following conditions, none of which may be waived:

                 5.1.1 SHAREHOLDER APPROVAL. Holders of at least two-thirds of the Shares shall have voted in favor of the adoption of this Agreement in accordance with the applicable provisions of the NYBCL.

                 5.1.2 INJUNCTIONS; ILLEGALITY. The consummation of the Merger shall not be prohibited by any order, injunction, decree or ruling of a court of competent jurisdiction or any domestic Governmental Entity (each party agreeing to use its respective best efforts to obtain the stay or removal of any of the foregoing), and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which would prevent the consummation of the Merger.

                 5.1.3 GOVERNMENTAL APPROVALS AND CONSENTS. All approvals of or filings with any Governmental Entity required to permit the consummation of the Merger shall have been obtained.

                 5.1.4 NOTICE FROM PAYING AGENT. Notice shall have been received by the Company from the Paying Agent stating that the necessary funds for payment of Shares shall have been made available to the Paying Agent, as required by Section 1.4.

         5.2 CONDITIONS TO THE OBLIGATIONS OF PARENT AND PURCHASER. The obligations of Parent and Purchaser to consummate the Merger are further subject to the satisfaction, at or prior to the Closing, of the following conditions, any one or more of which may be waived by Parent and Purchaser:

                 5.2.1 FINANCING. Parent and Purchaser shall have obtained the proceeds of the financing necessary to consummate the transactions contemplated by this Agreement on terms and conditions reasonably satisfactory to Parent. With respect to the Senior Note Financing, the Discount Note Financing, the Revolving Credit Facility and the Parent Financing, the condition set forth in this Section 5.2.1 shall be satisfied if Parent and Purchaser shall be able to obtain such financing on terms and conditions substantially similar to those set forth in the Bear Stearns Letter, the Revolving Credit Facility Letter and the 399 Ventures Letter, respectively.

                 5.2.2 ACCURACY OF THE COMPANY'S REPRESENTATIONS. The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date hereof and as of the Closing with the same effect as though all such representations and warranties had been made as of the Closing, except (x) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, or (y) as expressly contemplated by this Agreement.

                 5.2.3 ABSENCE OF CERTAIN CHANGES. Since July 3, 1994, there shall not have been any material adverse change in the business, assets, financial condition or results of operations of the Company and its subsidiaries, considered as a whole.

                 5.2.4 SATISFACTION OF THE COMPANY'S COVENANTS. Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement prior to the Closing shall have been duly performed and complied with in all material respects.

                 5.2.5 CERTAIN THIRD PARTY AND GOVERNMENTAL APPROVALS AND CONSENTS. All approvals or consents of, waivers by or filings with third parties, including without limitation Governmental Entities, required to permit the Company to operate its business in the ordinary course immediately after the Effective Time substantially as it shall have been operated prior to the Effective Time, shall have been obtained, except for those approvals or filings which, if not obtained or made prior to the Effective Time, would not have a material adverse effect on the Company and its subsidiaries, taken as a whole. For purposes of this provision, the inability to transfer or otherwise retain liquor licenses for restaurants which, during the fiscal year ending October 2, 1994, provided in the aggregate six percent (6%) or more of the consolidated revenue of the Company and its subsidiaries, taken as a whole, constitutes a material adverse effect.

                 5.2.6 DISSENTING SHARES. There shall not be more than 587,000 Dissenting Shares as of the Closing.

                 5.2.7 CERTIFICATES. The Company will furnish Parent and Purchaser with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section
5.2 as Parent and Purchaser may reasonably request.

         5.3 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company to consummate the Merger are further subject to the satisfaction, at or prior to the

Closing, of the following conditions, any one or more of which may be waived by the Company:

                 5.3.1 FAIRNESS OPINION. The Company shall have received written confirmation from Smith Barney, dated as of the date the Merger Proxy Statement, which satisfies the criteria set forth in Section 4.5, is first to be mailed to the Company's shareholders, that Smith Barney has not withdrawn or, in any material respect, amended or modified the Fairness Opinion; PROVIDED, HOWEVER, that the Company shall be deemed to waive the condition set forth in this Section by mailing the Merger Proxy Statement without such confirmation from Smith Barney.

                 5.3.2  ACCURACY OF PARENT AND PURCHASER'S REPRESENTATIONS.
The representations and warranties of Parent and Purchaser contained herein shall be true and correct in all material respects as of the date hereof and as of the Closing with the same effect as though all such representations and warranties had been made as of the Closing, except (x) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, or (y) as expressly contemplated by this Agreement.

                 5.3.3 SATISFACTION OF PARENT AND PURCHASER'S COVENANTS. Each and all of the agreements and covenants of Parent and Purchaser to be performed and complied with pursuant to this Agreement prior to the Closing shall have been duly performed and complied with in all material respects.

                 5.3.4 CERTIFICATES. Parent and Purchaser will furnish the Company with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section
5.3 as the Company may reasonably request.

                                   ARTICLE VI
                                 MISCELLANEOUS

         6.1 TERMINATION. This Agreement may be terminated and the Merger contemplated hereby may be abandoned (a) by the mutual consent of the boards of directors of Parent, Purchaser and the Company; (b) by the Company, if Parent or Purchaser is in material breach of any of the representations and warranties, covenants or obligations contained in this Agreement or the Letter Agreement and, in the case of a material breach of any covenant or obligation, such breach has not been cured within ten (10) business days after the Company has notified Parent of such breach; (c) by the Parent or Purchaser, if the Company is in material breach of any representations and warranties, covenants or obligations contained in this Agreement and, in the case of a material breach of any covenant or obligation, such breach has not been cured within ten
(10) business days after Parent has notified the Company of such breach; (d) by either Parent and Purchaser, on the one hand, or the Company, on the other hand, if the Merger is not consummated prior to December 31, 1994 (the "Expiration Date"); PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 6.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily results in, the failure of the Merger to have been consummated within such period; (e) by either Parent and Purchaser, on the one hand, or the Company, on the other hand, if the holders of at least two-thirds of the Shares fail to adopt this Agreement at the Special Meeting as required by applicable law; (f) by either Parent and Purchaser, on the one hand, or the Company, on the other hand, if either one is prohibited by an order or injunction (other than an order or injunction issued on a temporary or preliminary basis) of a court of competent jurisdiction from consummating the Merger and all means of appeal and all appeals from such order or injunction have been finally exhausted; (g) by the Company, if the Company receives a Qualifying Acquisition Proposal prior to shareholder adoption of this Agreement; PROVIDED, HOWEVER, that a condition to the effectiveness of the termination of this Agreement and the abandonment of the Merger pursuant to clause (g) of this sentence is the payment of the Fee and Expenses (each as defined in Section 6.10); (h) by the Parent or Purchaser upon at least five (5) business days' notice, if within ten (10) business days after the Board of Directors of the Company (x) withdraws or modifies its recommendation referred to in Section 4.4 or (y) adjourns or otherwise postpones the Special Meeting, the Board of Directors of the Company has not renewed its recommendation in favor of the Merger and the adoption and approval of this Agreement; or (i) by the Company, if the condition set forth in Section
5.3.1 shall not have been satisfied. In the event of any termination and abandonment pursuant to this Section 6.1, no party hereto (or any of its directors or officers) will have any liability or further obligation to any other party to this Agreement, except for obligations in this Section 6.1, 6.10 and under the last sentence of Section 4.2 and except that nothing herein will relieve any party from liability for any breach of this Agreement. Notwithstanding clause (d) of the second preceding sentence, if the conditions set forth in Sections 5.1.2, 5.2.2, 5.2.3 and 5.2.4 have been satisfied, either the Company or Parent may extend the Expiration Date by up to thirty (30) days if the condition set forth in Section 5.2.5 has not been satisfied due to the inability to transfer or otherwise retain liquor licenses.

         6.2 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations and warranties or agreements in this Agreement will terminate at the Effective Time or upon the earlier termination of this Agreement pursuant to Section 6.1, as the case may be; PROVIDED, HOWEVER, that if the Merger is consummated, Sections 1.5, 2.4, 4.6, 4.7 and 4.8 will survive the Effective Time to the extent contemplated by such Sections, and PROVIDED FURTHER that Section 6.10, the Letter Agreement, the first sentence of Section
6.9 and the last sentences of Sections 4.2 and 6.12 will in all events survive any termination of this Agreement.

         6.3 WAIVER AND AMENDMENT. Subject to the applicable provisions of the NYBCL, any provision of this Agreement may be waived at any time by the party which is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented at any time, provided that no amendment will be made after any shareholder adoption of this Agreement which
(i) alters or changes the Merger Price, (ii) alters or changes any term of the certificate of the Surviving Corporation, or (iii) alters or changes any of the terms or conditions of this Agreement, if such alteration or change would adversely affect the holders of any class or series of securities of either Constituent Corporation, without further shareholder adoption. No such waiver, amendment or supplement will be effective unless in a writing which makes express reference to this Section 6.3 and is signed by the party or parties sought to be bound thereby.

         6.4 ENTIRE AGREEMENT. This Agreement contains the entire agreement by and among Parent, Purchaser and the Company with respect to the Merger and the other transactions contemplated hereby, and supersedes any prior agreements among the parties with respect to such matters, other than the Letter Agreement which remains in full force and effect.

         6.5 APPLICABLE LAW. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

         6.6 INTERPRETATION. For purposes of this Agreement, (a) a "subsidiary" of a corporation means any corporation more than 50% of the outstanding voting securities of which are directly or indirectly owned by such other corporation, (b) the descriptive headings contained herein are for convenience and reference only and will not affect in any way the meaning or interpretation of this Agreement, (c) words in the singular include the plural and vice versa, (d) masculine pronouns include feminine and neuter versions thereof, and (e) references to Sections (other than Sections of the Exchange Act and the NYBCL) and Schedules are references to Sections in and Schedules to this Agreement.

         6.7 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile (with a copy provided by overnight courier) to the parties as follows (or to such other addresses and facsimile numbers as shall be specified by the parties by like notice):

         If to the Company to:

                 Ground Round Restaurants, Inc.
                 35 Braintree Office Hill Park
                 Braintree, MA  02184-9078
                 Fax:  (617) 380-3207
                 Attention:  Chairman, President and Chief Executive Officer

         With copies to:

                 Ground Round Restaurants, Inc.
                 35 Braintree Office Hill Park
                 Braintree, MA  02184-9078
                 Fax:  (617) 380-3207
                 Attention: Frank M. Puthoff, Senior Vice President,
                             General Counsel and Secretary

         and

                 Nutter, McClennen & Fish
                 One International Place
                 Boston, Massachusetts 02110-2699
                 Fax:  (617) 973-9748
                 Attention: Constantine Alexander, Esq.

         If to Parent or Purchaser to:

                 NEWCO
                 c/o 399 Ventures, Inc.
                 399 Park Avenue
                 New York, New York  10022
                 Fax:  (212) 888-2940
                 Attention:  Harold Rosser

         With a copy to:

                 Kirkland & Ellis
                 Citicorp Center
                 153 East 53rd Street
                 New York, New York  10022
                 Fax:  (212) 446-4900
                 Attention:  Kirk A. Radke, Esq.

         6.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement, and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         6.9 PARTIES IN INTEREST; ASSIGNMENT. Except for Sections 1.5, 4.1(d), 4.6 and 4.7 (which are intended to be for the benefit of the persons referred to therein and their beneficiaries, and may be enforced by such persons as intended third-party beneficiaries), this Agreement is not intended to nor will it confer upon any other person (other than the parties hereto) any rights or remedies, and this Agreement is binding upon and is solely for the benefit of the parties hereto and their respective successors, legal representatives and assigns. Purchaser will have the right (a) to assign to Parent or any direct or indirect wholly owned subsidiary of Parent any and all rights and obligations of Purchaser under this Agreement, including without limitation the right to substitute in its place Parent or such a subsidiary as one of the Constituent Corporations in the Merger (such subsidiary assuming all of the obligations of Purchaser in connection with the Merger), provided that any such assignment will not relieve Parent or Purchaser from any of its obligations hereunder, and (b) to transfer to Parent or to any direct or indirect wholly owned subsidiary of Parent the right to purchase Shares tendered pursuant to the Offer, provided that any such transfer will not relieve Purchaser from any of its obligations hereunder.

         6.10 EXPENSES. (a) The Company shall pay Parent a fee of three million dollars ($3,000,000) (the "Fee") (i) if the Merger does not occur and the Company consummates an Alternative Transaction (as hereinafter defined) pursuant to a definitive agreement entered into within one year from the date of this Agreement or (ii) prior to the Company's termination of this Agreement pursuant to Section 6.1(g) or the Parent's or Purchaser's termination of the Agreement pursuant to Section 6.1(h). As used herein, the term Alternative Transaction means either (i) a transaction pursuant to which a person other than Parent or its affiliates (a "Third Party") acquires more than 50% of the Shares then outstanding, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 50% of the outstanding equity securities of the Company or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of all or substantially all of the Company's assets, (iv) a recapitalization of the Company resulting in extraordinary dividends or distributions to the Company's shareholders or (v) a self-tender for, or redemption of, in the aggregate during such one-year period of more than ten percent of the Shares outstanding immediately prior to the commencement of such initial tender or redemption; PROVIDED, HOWEVER, that the term "Alternative Transaction" shall not include any acquisition of securities by a broker-dealer in connection with a bona fide public offering of such securities. The Fee shall be paid (x) within five (5) business days after the consummation of an Alternative Transaction which satisfies the criteria set forth in clause (i) of the first sentence of this Section 6.10(a) or (y) immediately prior to the termination of this Agreement pursuant to Section 6.1(g) or Section 6.1(h). Notwithstanding any other provision of this Section 6.10(a), the Company shall have no obligation to pay Parent the Fee which would otherwise be due pursuant to clause (i) of the first sentence of Section 6.10(a)(i) in the event that (x) this Agreement is terminated pursuant to
Section 6.1(a), (b) or (d) (but only if terminated by the Company under circumstances in which (I) Parent's or Purchaser's failure to fulfill any obligation under this Agreement, or the failure of the condition in Section
5.2.1 to be satisfied, has been the primary cause of, or primarily resulted in, the failure of the Effective Time to occur on or before the date specified therein, (II) as of the date of such termination, the conditions set forth in Sections 5.2.2, 5.2.3 and 5.2.4 were satisfied, and (III) as of such date, Smith Barney has not withdrawn or, in any material respect, amended or modified the Fairness Opinion) or (y) Parent and Purchaser have elected not to consummate the Merger because of the failure of the condition in Section 5.2.1 to be satisfied, PROVIDED that at such time there was no reasonable basis to conclude that the other conditions set forth in Sections 5.1 and 5.2 would not have been satisfied on or before the Expiration Date.

                         (b)  In the event that this Agreement is terminated,
the Company shall be responsible for its own expenses incurred in connection with the transactions contemplated hereby. Except as otherwise provided in
Section 6.10(c), the Company will reimburse Purchaser for its expenses incurred in connection with the transactions contemplated hereby ("Expenses") up to a maximum of one million five hundred thousand dollars ($1,500,000) unless this Agreement has been terminated under the circumstances delineated in the last sentence of Section 6.10(a).

                         (c)  Under the circumstances set forth in the next
following sentence, the Company and Parent shall bear responsibility for Expenses as follows: (i) Parent shall be responsible for the first five hundred thousand dollars ($500,000) of Expenses, (ii) the Company shall be responsible to reimburse Parent for the next five hundred thousand dollars ($500,000) of Expenses, and (iii) the Company shall be responsible to reimburse Parent for fifty percent (50%) of the next two million dollars ($2,000,000) of Expenses; PROVIDED, HOWEVER, that under no circumstances shall the Company be responsible to reimburse Parent for more than one million five hundred thousand dollars ($1,500,000) of Expenses. The allocation of responsibility for Expenses set forth in the immediately preceding sentence shall be applicable if this Agreement is terminated pursuant to (x) Section 6.1(f) or (y) Section 6.1(d), PROVIDED, with respect to this clause (y), that the failure of the Merger to be consummated prior to the Expiration Date has primarily resulted from (I) the failure of the conditions set forth in either Section 5.1.1 or
Section 5.2.6 to be satisfied or waived, and in each case Smith Barney has not withdrawn or, in any material respect, amended or modified the Fairness Opinion, or (II) the failure of the condition set forth in Section 5.2.5 to be satisfied is due to the inability to transfer or otherwise retain liquor licenses as contemplated by Section 5.2.5 unless waived.

         6.11 OBLIGATION OF PARENT. Whenever this Agreement requires Purchaser to take any action, such requirement will be deemed to include an undertaking on the part of Parent to cause Purchaser to take such action.

         6.12 ENFORCEMENT OF THE AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto (and intended third-party beneficiaries as provided for herein) will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the

United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         6.13 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         6.14 TAXES. If the Merger is consummated, any liability for any tax imposed by any domestic or foreign taxing authority with respect to the property of the Company due with respect to or as a result of the Merger shall be borne by Parent and expressly shall not be a liability of the shareholders of the Company.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers all as of the day and year first written above.

                 ATTEST:                                                 GRR, INC.
                 By /s/ Kirk A. Radke                                    By /s/ Joseph Silvestri
                   ---------------------------------                       ---------------------------------------
                     Kirk A. Radke                                           Joseph Silvestri
                     Assistant Secretary                                     Vice President


                                                                         GRR ACQUISITION CORP.


                 By /s/ Kirk A. Radke                                    By /s/ Joseph Silvestri
                   ---------------------------------                       ---------------------------------------
                     Kirk A. Radke                                           Joseph Silvestri
                     Assistant Secretary                                     Vice President


                                                                         GROUND ROUND RESTAURANTS, INC.


                 By /s/ Frank M. Puthoff                                 By /s/ Michael P. O'Donnell
                   --------------------------------                        -----------------------------------
                     Frank M. Puthoff                                        Michael P. O'Donnell
                     Secretary                                               Chairman, President and
                                                                             Chief Executive Office

                                                 TABLE OF CONTENTS

ARTICLE I            THE MERGER   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         1.1     Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
                 1.1.1  Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
                 1.1.2  Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
                 1.1.3  Effect of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
                 1.1.4  Conversion of Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         1.2     Consummation of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         1.3     Payment for Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         1.4     Closing of the Company's Transfer Books  . . . . . . . . . . . . . . . . . . . . .   3
         1.5     Stock Options and Related Matters  . . . . . . . . . . . . . . . . . . . . . . . .   3
         1.6     Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

ARTICLE II           REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER   . . . . . . . . . . .   4
         2.1     Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         2.2     Authority  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         2.3     Merger Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         2.4     Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         2.5     Consents and Approvals; No Violation . . . . . . . . . . . . . . . . . . . . . . .   5
         2.6     Financing.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

ARTICLE III      REPRESENTATIONS AND WARRANTIES OF  THE
                     COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         3.1     Corporate Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         3.2     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         3.3     Authority  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         3.4     Consents and Approvals; No Violation . . . . . . . . . . . . . . . . . . . . . . .   7
         3.5     Commission Filings and Financial Statements  . . . . . . . . . . . . . . . . . . .   8
         3.6     Governmental Authorizations  . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         3.7     Owned Real Estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         3.8     Real Estate Leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         3.9     Compliance with Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         3.10    Environmental Protection . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         3.11    No Undisclosed Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         3.12    Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         3.13    Absence of Material Adverse Changes  . . . . . . . . . . . . . . . . . . . . . . .  10
         3.14    Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         3.15    Shareholder Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

                                                      (i)

ARTICLE IV       COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         4.1     Conduct of the Business of the Company Prior to the Effective Time . . . . . . . . . . . .  11
         4.2     Access and Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         4.3     Certain Filings, Consents and Arrangements . . . . . . . . . . . . . . . . . . . . . . . .  13
         4.4     Actions of Directors and Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         4.5     Merger Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         4.6     Indemnification and Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 4.6.1  By-laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 4.6.2  Parent Indemnity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 4.6.3  Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 4.6.4  Determination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         4.7     Employee Benefit Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         4.8     Additional Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         4.9     No Solicitation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         4.10    Financing.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         4.11    Notice of Adverse Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         4.12    Publicity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

ARTICLE V            CONDITIONS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         5.1     Conditions to Each Party's Obligations . . . . . . . . . . . . . . . . . . . . . . . . . .  19
                 5.1.1  Shareholder Approval  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
                 5.1.2  Injunctions; Illegality . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
                 5.1.3  Governmental Approvals and Consents . . . . . . . . . . . . . . . . . . . . . . . .  19
                 5.1.4  Notice from Paying Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         5.2     Conditions to the Obligations of Parent and Purchaser  . . . . . . . . . . . . . . . . . .  19
                 5.2.1  Financing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
                 5.2.2  Accuracy of the Company's Representations . . . . . . . . . . . . . . . . . . . . .  20
                 5.2.3  Absence of Certain Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
                 5.2.4  Satisfaction of the Company's Covenants . . . . . . . . . . . . . . . . . . . . . .  20
                 5.2.5  Certain Third Party and Governmental Approvals and Consents . . . . . . . . . . . .  20
                 5.2.6  Dissenting Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
                 5.2.7  Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         5.3     Conditions to the Obligations of the Company . . . . . . . . . . . . . . . . . . . . . . .  20
                 5.3.1  Fairness Opinion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
                 5.3.2  Accuracy of Parent and Purchaser's Representations  . . . . . . . . . . . . . . . .  21
                 5.3.3  Satisfaction of Parent and Purchaser's Covenants  . . . . . . . . . . . . . . . . .  21
                 5.3.4  Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

ARTICLE VI        MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         6.1     Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         6.2     Non-Survival of Representations, Warranties and Agreements . . . . . . . . . . . . . . . .  22
         6.3     Waiver and Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         6.4     Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         6.5     Applicable Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23


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

         6.6     Interpretation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         6.7     Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         6.8     Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         6.9     Parties in Interest; Assignment. . . . . . . . . . . . . . . . . . . . . . .  24
         6.10    Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         6.11    Obligation of Parent . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         6.12    Enforcement of the Agreement . . . . . . . . . . . . . . . . . . . . . . . .  26
         6.13    Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         6.14    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

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